UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Convertible Note Financing

On June 17, 2024, DigiAsia Corp. (the “Company”), entered into a Securities Purchase Agreement (the “Convertible Note Financing SPA”) with the “Investors” identified therein (collectively, the “Investors”), pursuant to which the Company has agreed to sell certain Class A convertible promissory notes (the “Class A Notes”) and Class B convertible promissory notes (the “Class B Notes” and together with the Class A Notes, the “Notes”), and warrants (each, a “Warrant”), in each case, of the Company.

EF Hutton LLC acted as placement agent for the financing.

Note Terms

The Notes will have an aggregate principal amount of up to $8,863,528.24 have a one (1) year maturity with an interest rate of 12% per annum when issued.

Each Note will be convertible at the option of the applicable Investor into ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”) at a price (the “Conversion Price”) equal to 85% of the lowest daily VWAP (as defined in the Convertible Note Financing SPA) during the ten (10) trading days ending on the trading day preceding the date of the delivery of the applicable Conversion Notice (as defined in the Notes); provided however, that prior to an Event of Default (as defined in the Notes), the Conversion Price shall not be less than the Floor Price (as defined in the Notes); provided, further, that, until the Class A Notes have matured or fully converted, the holders of Class B Notes may only convert 50% of their respective pro rata portion of the outstanding principal converted into Ordinary Shares by the holders of the Class A Notes, if any.

The Floor Price is subject to anti-dilution protections in the event that the Company issues any Ordinary Shares at a per share price lower than the Floor Price (each a “Dilutive Price”) then in effect.

Warrant Terms

Each original Warrant will be a 5-year Warrant for a number of Ordinary Shares equal to the applicable principal amount of the Class A Note issued to the applicable Investor multiplied by 60% and divided by 120% of the closing price of the Ordinary Shares on the Trading Day (as defined in the Convertible Note Financing SPA) immediately preceding the issue of the applicable Warrant. The exercise price for each Warrant is equal to 120% of the closing share price on the Trading Day immediately preceding issuance, subject to adjustment for stock dividends, issuance of Ordinary Shares or Ordinary Share equivalents, subsequent rights offerings, and the consummation of a Fundamental Transaction (as therein defined).

Registration Rights

Pursuant to the registration rights agreement (the “Convertible Note Financing Registration Rights Agreement”), the Company is required to file an initial registration statement with the SEC within fifteen (15) calendar days following June 17, 2024.

Lock-Up Agreements

Pursuant to the lock-up agreements (each, a “Lock-Up Agreement”), the directors, officers and major shareholders (5% or more of the outstanding authorized Ordinary Shares) of the Company holding any Class B Note shall not sell any Ordinary Shares into the market pursuant to Rule 144 under the Securities Act of 1933 or pursuant to a then effective registration statement, except as otherwise permitted by the applicable Lock-Up Agreement.

The foregoing description of the Convertible Note Financing SPA, Notes, Warrants, and Convertible Note Financing Registration Rights Agreement are a summary only, does not purport to be complete, and is qualified in its entirety by reference to the full text of such documents, which or the forms of which are attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6, respectively, and incorporated herein by reference.

Exhibits No.	Description
10.1	Securities Purchase Agreement, dated June 17, 2024, by and among DigiAsia Corp. and the Investors party thereto
10.2	Form of Class A Convertible Promissory Note
10.3	Form of Class B Convertible Promissory Note
10.4	Form of Ordinary Share Purchase Warrant
10.5	Registration Rights Agreement, dated June 17, 2024, by and among DigiAsia Corp. and the Investors party thereto
10.6	Form of Lock-Up Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp.
(Registrant)

Date: June 25, 2024	By:	/s/ Subir Lohani
	Name:	Subir Lohani
	Title:	Chief Financial Officer and Chief Strategy Officer

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